Exhibit 99.2

Zymeworks Appoints Dr. Natalie Sacks to its Board of Directors

Vancouver, Canada, (August 3, 2017) – Zymeworks Inc. (“Zymeworks”) (NYSE:ZYME; TSX:ZYME) a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer, today announced that respected clinician, Dr. Natalie Sacks, has been appointed to Zymeworks’ Board of Directors.

“The addition of Dr. Sacks to our board of directors further strengthens the diverse expertise of our board, especially for the clinical development of our therapeutic programs” said Ali Tehrani, Ph.D., Zymeworks’ President & CEO. “Dr. Sacks brings a breadth of experience in Immuno-Oncology and will provide valuable insight to the board and our clinical team. We are very pleased to welcome her to the Zymeworks team.”

“I look forward to being part of the Zymeworks family,” added Dr. Natalie Sacks. “With ZW25 advancing through Phase 1 development, this is an opportune time to join the Board of Directors and share my expertise with the company.”

Concurrent with the appointment of Dr. Sacks, Zymeworks also announced that Mr. Noel Hall will be stepping down from the Company’s Board of Directors. Ali Tehrani, Ph.D., Zymeworks’ President & CEO added, “On behalf of the Board of Directors, Zymeworks would like to thank Mr. Hall for his valuable contributions and commitment to Zymeworks during his tenure.”

Natalie R. Sacks, M.D.
Natalie Sacks, M.D., has served as the Chief Medical Officer of Aduro Biotech since September 2016. Previously, she was Vice President of Clinical Development at Onyx Pharmaceuticals (acquired by Amgen) where she played a key role in the development and approval of Kyprolis®, an FDA-approved therapy for the treatment of relapsed or refractory multiple myeloma, and in business development strategy. Prior to that, she served as Vice President of Clinical Research for Exelixis where she directed the development of a portfolio of small molecules, with responsibilities ranging from IND filings to late-stage development, including late-stage development of Cometriq™, an FDA-approved therapy for the treatment of medullary thyroid cancer. Earlier in her career, Dr. Sacks served as Vice President of Clinical Development at Cell Genesys, a company focused on the development of cancer vaccines and engineered chimeric antigen receptor (CAR) T cells.

Prior to her tenure in biotechnology, she served in a variety of research and analytical roles at academic institutions and companies, including Massachusetts General Hospital, Medical College of Pennsylvania, and ICI-Stuart Pharmaceuticals. In addition to her industry experience, Dr. Sacks holds an active faculty appointment at the University of California, San Francisco, where she is an assistant clinical professor of medicine in the Division of Hematology/Oncology. She received her M.D. from the University of Pennsylvania School of Medicine, her M.S. in

Biostatistics from Harvard University School of Public Health and her B.A. in Mathematics from Bryn Mawr College.

About Zymeworks Inc.

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.

Contact:

Investor Inquiries:
David Matousek
Senior Manager, Investor Relations & Corporate Communications
(604) 678-1388
ir@zymeworks.com